Rim Semiconductor Company
305 N.E. 102nd Avenue
Suite 105
Portland, Oregon 97220
August 14, 2006
Via Facsimile and EDGAR Transmission
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Rim Semiconductor Company Registration Statement on Form SB-2 (Pre-Effective Amendment No. 3 Filed on August 11, 2006) File No. 333-133508
Ladies and Gentlemen:
     The undersigned respectively requests that the effective date of the above-referenced Registration Statement be accelerated to 9:00 a.m. Eastern Daylight Time on August 16, 2006, or as soon thereafter as practicable.
     Rim Semiconductor Company (the “Company”) hereby acknowledges that:
•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any such action with respect to the filing;

•	The action of the Commission or the staff acting pursuant to the delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Rim Semiconductor Company

By:	/s/ BRAD KETCH

Brad Ketch
President and Chief Executive Officer